March 6, 2008

Walter Weller
Medpro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington KY 40505

> **Re: Medpro Safety Products, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 11, 2008**
> **File No. 333-149163**

Dear Mr. Weller:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Please take the steps necessary to ensure that the registrant is identified in EDGAR by its new name.

Market Price of Our Common Stock, page 15

2.   Please confirm that stock price data for periods prior to the reverse split was adjusted for the impact of that split.

Selling Stockholders, page 16

3.   Given the size of this offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering, and the relationship of the selling security holders to the registrant, the transaction appears to be a primary offering. Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

4.   We note that $2,000,000 of the consideration for the units is in the form of a promissory note and that "either Vision will pay the note when due, or another investor may pay $2,000,000 and receive the 1,025,881 units issued therefor…" Since the private placement is not complete and Vision is not irrevocably committed to purchase the securities and may assign its obligation, the underlying shares should not be included in the registration statement. Please revise.

5.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the units and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of units.

6.   Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make any required payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

  - the date on which each such selling shareholder entered into that short position; and

  - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the unit transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the unit transaction, before the filing or after the filing of the registration statement, etc.).

8. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the units; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the units.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

9.   With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Capitalization, page 18

10.   Please delete the capitalization table or show only your actual capitalization as of the most recent balance sheet date presented in the filing. In that regard, please note that assets, such as cash and notes receivable, are not a component of capitalization for this purpose.

Pro forma Selected Consolidated Financial Data, page 19

11.   It appears that DentalServ.com was a public shell corporation at the time of the reverse merger. The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are normally considered capital transactions in substance, rather than business combinations within the scope of paragraph 9 of SFAS 141. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. In a written response, please describe the basis in GAAP for the accounting applied in the reverse merger. In that regard please explain:

- Whether or not you believe recapitalization accounting is appropriate and the basis in GAAP for your conclusion.
- If you believe that the transaction is a business combination under SFAS 141, please explain the basis for that conclusion. Specifically address how you concluded that your transaction falls within the scope of the guidance.
- If you believe some other accounting model applies, please explain the basis in GAAP and identify the literature relied upon.
- It is unusual for the promoters of a public shell to invest in the post-merger business. Please explain how you considered that investment, including its terms and conditions, in determining the appropriate accounting for the reverse merger. Cite the specific literature you considered and evaluated in reaching your conclusion.

12. A reverse merger between a public shell company and a private operating company accounted for as a recapitalization is not normally a business combination within the scope of paragraph 9 of SFAS 141. Accordingly, pro forma financial information is not normally presented. If you conclude that the transaction is a recapitalization of the private operating company not in the scope of SFAS 141, please delete the pro forma data. If any updated filing includes pro forma financial information for the transaction, we may further comment on the form and content.

13. In the notes to the pro forma data, the basis in GAAP for the accounting applied in the reverse merger is attributed to "purchase accounting rules." The footnotes to any updated audited financial statements should include detailed and specific discussion of the basis in GAAP for the accounting applied in the reverse merger. The existing description is not sufficient for that purpose.

14. We see that in conjunction with the reverse merger you issued preferred shares and warrants in a private placement. We also see that the preferred shares are presented and classified as stockholders' equity in the pro forma financial statements. Please tell us why classification as permanent equity is appropriate. In that regard, the shares appear to have certain redemption features which may or may not be under your control as described under "Description of Capital Stock." In a written response, please describe the basis in GAAP for your conclusion about the classification. Refer to SFAS 150, EITF D-98 and ASR 268 for guidance.

15. As a related matter, the accounting for convertible preferred stock may be complex. In addition to the classification matter raised above, in certain instances conversion features should be bifurcated and separately accounted for under SFAS 133; and, in other instances the accounting for preferred shares may result

in beneficial conversion features under EITF 98-5 and EITF 00-27. The notes to financial statements should include complete disclosure about the accounting for the preferred shares and the basis in GAAP for that accounting. We may have further comment on the accounting and disclosure once you update the audited financial statements.

16. Tell us how you accounted for the warrants, including how they were valued and how you allocated proceeds from sales of the units to those instruments. Also, tell us how you evaluated SFAS 133 and EITF 00-19 in assessing whether the warrants should be accounted for as derivatives within the scope SFAS 133. As a related matter, please note that the updated audited financial statements should include full disclosure about (1) the accounting for the warrants and (2) all significant terms and provisions of the warrants.

Management's Discussion and Analysis or Plan of Operations

Overview, page 27

17. Please expand to provide a discussion of the reverse merger, including a detailed and specific discussion of the basis in GAAP for the accounting applied and the impact on your financial statements.

Critical Accounting Estimates and Judgments, page 27

18. Intangible assets are significant to your assets. Please disclose how you apply the units of production method, including how you determine "full production" for purposes of applying that method.

19. Please also expand to describe how you apply SFAS 144 in measuring the fair value of intangible assets for impairment testing purposes. In that regard, describe the model you apply and the nature and extent of subjective judgments and estimates underlying the estimates of fair value.

Comparison of Years Ended December 31, 2006 and 2005, page 29

20. Please revise to provide a full discussion of the factors responsible for the $1 million increase in operating expenses in 2006. Quantify and describe reasons for changes in the significant components of operating expenses as presented on the statement of operations. The discussion of any updated financial statements should consider the substance of this comment.

Liquidity and Capital Resources, page 30

21.   In the second paragraph, please define what you mean by a take-or-pay contract. Please also disclose the significant terms of the arrangement, including how you will account for revenues under the agreement. Also describe the status and expected timing of resolution of any matters, such regulatory approvals or manufacturing contracts, required to be finalized before sales begin under the arrangement.

Business, page 32

Product Development – Visual Connections, page 36

22.   You disclose that SGPF LLC was formed by your chairman to "hold intellectual property" for your company. Please tell us and disclose the business purpose of the arrangement. Please describe why you did not acquire the interest in the patents directly. Please also describe whether you intend to exercise the option to acquire the technology from SGPF LLC. If exercise is not certain, please disclose the factors on which you will base any decision to exercise the option.

23.   Please tell us and disclose in your filing how you have accounted for the option the Company holds to purchase the Blunt Technology from SPGF LLC. Describe the basis in GAAP for your accounting. Please provide financial statement disclosure about this arrangement.

Product Development – Unilife License Option, page 36

24.   Please tell us and disclose in your filing how the Company has accounted for the Unilife License Option it holds from Unilife Medical Solutions Ltd, including how you accounted for the $3 million payment. Please provide financial statement disclosure about this arrangement.

Financial Statements, page F-1

General

25.   Please update the audited financial statements. Refer to Rule 8-08 to Regulation S-X.

26.   We see that the impact of the reverse merger is not reflected in the financial statements included in the filing. If you have concluded that the reverse merger is a recapitalization of the private operating company not within the scope of SFAS 141, then it appears that the equity section of the balance sheets should be

retroactively restated to reflect the equivalent number of common shares issued in the exchange with adjustments to par value and paid-in capital as necessary. The footnotes should also provide a clear roadmap that demonstrates the impact of the recapitalization on stockholders' equity and outstanding shares. Please revise or advise.

27.   Please provide earnings per share for all periods. As a related matter, if you determine that recapitalization accounting is appropriate earnings per share for any period prior to the transaction should consider the equivalent number of common shares issued in the exchange.

Audited Financial Statements, beginning on page F-13

Consolidated Balance Sheets, pages F-14 and F-15

28.   Please provide footnote disclosure about license fee and product development funding obligations. Please also describe the terms, provisions and accounting for the purchase options such as those described under "Product Development" on pages 35 and 36. Clearly identify transactions and agreements with related parties.

Consolidated Statements of Operations, page F-16

29.   It appears that you recognized a gain on restructuring and partial settlement of debt with your chairman and majority shareholder. Please tell us why that gain should not be characterized in the financial statements as a capital contribution. Tell us how you considered the guidance in footnote 1 to APB 26.

Nature of Business and Summary of Significant Accounting policies, page F-19

Basis of Presentation

30.   Please disclose how the guarantee fee owed to your chairman is accounted for in the financial statements.

Revenues and Costs Recognition

31.   Please revise to clarify how your revenue recognition policy considers each of the four elements delineated in SAB 104. Please also address the accounting for take or pay arrangements referred to elsewhere in your filing.

32.   Please tell us about the terms and conditions of your sales to distributors. In that regard, please address shipping terms, payment terms, return and stock rotation privileges and, price protection and other discount programs. Describe how you considered the terms of the arrangements in establishing your revenue policy. Also, clarify why it is appropriate to recognize revenue from distributor transactions prior to sell through by the distributor.

Intangible Assets

33.   Please disclose the specific components of intangible assets and make all relevant disclosure under paragraphs 44 and 45 of SFAS 142.

34.   In a written response, provide us a schedule of the carrying amount of the intangible assets indicating the acquisition date, the nature of each component and the amount assigned to each component. Describe how and from whom the significant components were acquired. Identify any related parties and describe how any non-cash consideration was accounted for and valued. To the extent intangible assets were acquired from shareholders for other than cash, please tell us how you considered the substance of the guidance from SAB Topic 5-G.

Note 2 – Acquisition, page F-21

35.   Please disclose how you accounted for the purchase consideration and specifically disclose how that consideration was allocated to the net assets acquired. Also disclose how you determined the fair value assigned to the common shares issued.

Note 6 – Long Term Debt. Page F-25

36.   Please disclose the nature and terms of debt covenants and your compliance therewith or confirm that there are no covenants. Also disclose any restrictions or conditions that may limit your ability to borrow on the line of credit.

Note 7 – Shareholders' Equity, page F-24

37.   Please disclose how you determined the fair value of shares issued for services, to acquire assets and to settle debt and other liabilities. As necessary for clarity and completeness the disclosure may need to be specific to individually significant transactions.

Exhibit 23.1

38.   Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jong Hwang at 202-551-3327 or in his absence, Gary Todd at 202-551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: (via fax)   Alan K. MacDonald, Esq.